1933 ACT FILE NO.:  333-
                                                   1940 ACT FILE NO.:  811-22719
                                                               CIK NO.:  1613157

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       TSC UITS 8

B.  Name of depositor:         TSC DISTRIBUTORS, LLC

C.  Complete address of depositor's principal executive offices:

                            10 High Street, Suite 701
                                Boston, MA  02110

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

           TINA K. SINGH                        SCOTT R. ANDERSON
     88 Pine Street, Suite 2430              Chapman and Cutler LLP
         New York, NY 10005                  111 West Monroe Street
                                          Chicago, Illinois  60603-4080

   in terest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2014 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                   PRELIMINARY PROSPECTUS DATED AUGUST 4, 2014
                              SUBJECT TO COMPLETION




TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
--------------------------------------------------

TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
--------------------------------------------------

TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014
--------------------------------------------------

(UNIT INVESTMENT TRUSTS INCLUDED IN TSC UITS 8)











                                                                     PROSPECTUS

                                                             ____________, 2014









As with any investment, the Securities and                    [LOGO]
Exchange Commission has not approved or
disapproved of these securities or passed                      TSC
upon the adequacy or accuracy of this
prospectus.  Any contrary representation              UNIT INVESTMENT TRUSTS
is a criminal offense.

--------------------------------------------------------------------------------
                  TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------

  The trust seeks to provide dividend income and capital appreciation potential.

PRINCIPAL INVESTMENT STRATEGY
-------------------------------------------------------------------------------

  The trust seeks to achieve its objective by investing in a portfolio of common stocks selected by the trust's portfolio consultant, Zacks Investment Management, Inc. ("Zacks"). The selection date for the strategy was ____________, 2014. Zacks selected the stocks for the trust's portfolio:

     * By starting with all common stocks that trade on at least one U.S. listed securities exchange;

     * Eliminating from consideration all American depositary receipts ("ADRs"), exchange-traded funds, investment companies and limited partnerships;

     *  Eliminating all common stocks with a share price of less than $5;

     *  Eliminating all common stocks that have a dividend yield of zero;

     * Ranking the remaining common stocks by "Liquidity" (as defined below) and eliminating all securities outside the top 1500;

     * Eliminating all common stocks of companies with an "Enterprise Value" (as defined below) of less than $500,000,000; and

     * From the remaining common stocks, selecting the top 5 common stocks of companies with the highest "Shareholder Yield" (as defined below) in each of the 10 Global Industry Classification Standard ("GICS") industry sectors published by Standard & Poor's and MSCI Barra for inclusion in the portfolio.

  The stocks of the 50 companies are held in approximately equal dollar amounts as of the trust's inception date. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which is expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  For purposes of application of the trust's strategy, the following terms are defined as follows. Liquidity is defined as share price times average three month trading volume. Enterprise Value is defined as the sum of a company's market capitalization, the liquidation value of the company's preferred equity interests, minority interests (accumulated earnings in consolidated subsidiaries allocated to shareholders other than the parent company) and short-term debt and long-term debt; minus cash and equivalents and the nominal amount of debt included in the price of the company's stock. Shareholder Yield is defined as
0.6 multiplied by dividends paid plus 0.4 multiplied by share repurchases; divided by market capitalization.

  Under normal circumstances the trust will invest at least 80% of its assets in stocks of companies selected at the trust's inception using the strategy described above intended to identify leading dividend-paying stocks in the 10 GICS sectors (including any securities received in connection with holding such securities as a result of a merger, stock dividend or other corporate action).

  While the trust has a term of approximately 15 months, it is designed as part of a long-term investment strategy to be followed on an annual basis. As part of the strategy, we<F1>* currently intend to offer a subsequent series of the trust for a rollover investment when the current trust terminates for a discounted sales fee. For more information see "Reducing Your Sales Fee--Rollover/Exchange Option" and "Rollover Option". There will be costs associated with a rollover investment. For more information see and Expenses--Example". This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years. Investors who do not invest in subsequent series of the trust may not achieve results consistent with the overall design of the strategy and may achieve less consistent results.

  Please note that the strategy to select the portfolio was applied at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities.

PRINCIPAL RISKS
-------------------------------------------------------------------------------

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     * STOCK PRICES WILL FLUCTUATE. The value of your investment may fall over time.

     * AN ISSUER OF SECURITIES IN THE TRUST'S PORTFOLIO MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

     * THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

     * THE TRUST INVESTS SIGNIFICANTLY IN STOCKS OF SMALL AND MID-SIZE COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

     * STOCKS OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same stocks even if their market value declines.


-------------------------
<F1>*  "TSC," "we" and related terms mean TSC Distributors, LLC, the trust sponsor, unless the context clearly suggests otherwise.

WHO SHOULD INVEST
-------------------------------------------------------------------------------

  You should consider this investment if you want:

     * to own a defined portfolio of common stocks, selected based on a dividend-oriented criteria.

     * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

     *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

     * are uncomfortable with the risks of an unmanaged investment in the common stocks held by the trust.

     *  are uncomfortable with the trust's strategy.

     *  seek capital preservation.

ESSENTIAL INFORMATION
-------------------------------------------------------------------------------

               UNIT PRICE AT INCEPTION                   $10.0000

               INCEPTION DATE                  ____________, 2014
               TERMINATION DATE                ____________, 2015

               ESTIMATED NET ANNUAL
               DISTRIBUTIONS*                   $_______ per unit

               DISTRIBUTION DATES          25th day of each month
               RECORD DATES                10th day of each month

               CUSIP NUMBERS
               Standard Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________
               Fee Based Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________

               TICKER SYMBOL                               ______

               MINIMUM INVESTMENT                $1,000/100 units

-------------------------------------------------------------------------------

               * As of ____________, 2014 and may vary thereafter.

FEES AND EXPENSES
-------------------------------------------------------------------------------

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                              AS A % OF        AMOUNT PER
        SALES FEE                          $1,000 INVESTED     100 UNITS
        -----------------------------------------------------------------
        Initial sales fee*                      1.00%           $10.00
        Deferred sales fee*                     1.45             14.50
        Creation & development fee*             0.50              5.00
                                              --------         --------
        Maximum sales fee                       2.95%           $29.50
                                              ========         ========

        ORGANIZATION COSTS                      0.60%            $6.00
                                              ========         ========

        ANNUAL                                  AS A %         AMOUNT PER
        OPERATING EXPENSES                  OF NET ASSETS      100 UNITS
        -----------------------------------------------------------------

        Trustee fee & expenses                 _.___%            $____
        Portfolio Supervisory,
        and administration fees                _.___              ____
                                              --------         --------
        Total                                  _.___%            $____
                                              ========         ========

  * The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on ____________, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately 3 months). The sponsor receives the creation and development fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions.

                                     EXAMPLE
                                     -------

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

                            1 year            $_____
                            3 years           $_____
                            5 years           $_____
                            10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust every 15 months subject to a reduced rollover sales fee of 1.95%.

-----------------------------------------------------------------------------------------------------------------------------
TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
(TSC UITS 8)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2014
-----------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                     PERCENTAGE OF       MARKET          COST OF
   OF        TICKER                                                            AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                            OFFERING PRICE     SHARE(1)         TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS--100.00%











































(Continued)



                                      - 6 -

-----------------------------------------------------------------------------------------------------------------------------
TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
(TSC UITS 8)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2014
-----------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                     PERCENTAGE OF       MARKET          COST OF
   OF        TICKER                                                            AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                            OFFERING PRICE     SHARE(1)         TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------









































                                                                              ---------                       ----------
                                                                               100.00%                         $_______
                                                                              =========                       ==========



                             See Notes to Portfolio

Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The securities are listed by Global Industry Classification Standard industry sector.

(2) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and ($__________), respectively.

(3) This is a security of a foreign company that trades on a U.S. securities exchange. Common stocks comprise 100.00% of the investments of the trust broken down by country of organization as set forth below:

--------------------------------------------------------------------------------
               TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------

  The trust seeks to provide the potential for above average total return.

PRINCIPAL INVESTMENT STRATEGY
-------------------------------------------------------------------------------

  The trust seeks to achieve its objective by investing in a portfolio of common stocks with strong earnings selected using a strategy developed by Sabrient Systems, LLC ("Sabrient"). The selected date for the strategy was ____________, 2014. The strategy uses the following steps:

     1) Starting with all common stocks and American Depositary Receipts ("ADRs") in the Reuters Knowledge Direct ("RKD") data feed that trade on a U.S. stock exchange having the following characteristics:

         *  Is the most liquid common stock class for the issuer;

         * Is issued by a company with a market capitalization of at least $250 million;

         *  Has a share price of at least $5.00;

         * Has an average trading volume over prior 30 days of at least $3 million per day; and

         * Has sector and industry classifications included in the Thomson Reuters Business Classification ("TRBC").

     2) Eliminate stocks of companies with a Sabrient/Gradient Earnings Quality Rank ("EQR") determined by Sabrient with a score of 1-3 on a scale of 1-5, with 5 the best (i.e., lowest risk of having accounting issues that might lead to restatements or earnings misses) and 1 the worst (i.e., highest risk of having accounting issues that might lead to restatements or earnings misses).

     3) From each of the remaining stocks, compute the capital returned to shareholders in the form of stock buybacks and dividends relative to market capitalization for the issuer's most recent reporting quarter. This entails combining the dollar value of the stock buybacks with the total dividends that were paid out, and dividing the total by the issuer's market capitalization to compute a returned capital ratio.

     4) Create a top-to-bottom ranking of all these companies based on these computations of capital returned to shareholders.

     5) Identify the 30 highest-ranked stocks using these rankings, subject to sector and industry concentration limits of 5 and 2, respectively, based upon the TRBC. To achieve this, the strategy starts with the 30 highest ranked stocks. If there are more than 5 stocks from a given sector, the strategy replaces the lowest scorer from the given sector with the next stock in the rankings. This continues until there are no more than 5 stocks from a given sector. Then, if there are more than 2 stocks from a given industry, the strategy replaces the lowest scorer from the given industry with the next stock in the rankings (so long as such stock is not from a sector that already has 5 stocks included in the portfolio).
         This continues until there are no more than 2 stocks from a given industry.

  The stocks of these 30 companies are held in approximately equal dollar amounts as of the trust's inception. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  Under normal circumstances the trust will invest at least 80% of its assets in stocks of companies selected at the trust's inception using the strategy described above intended to identify stocks of companies with strong earnings.

  While the trust has a term of approximately 15 months, it is designed as part of a long-term investment strategy to be followed on an annual basis. As part of the strategy, we<F2>* currently intend to offer a subsequent series of the trust for a rollover investment when the current trust terminates for a discounted sales fee. For more information see "Reducing Your Sales Fee--Rollover/Exchange Option" and "Rollover Option". There will be costs associated with a rollover investment. For more information see and Expenses--Example". This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years. Investors who do not invest in subsequent series of the trust may not achieve results consistent with the overall design of the strategy and may achieve less consistent results.

  Please note that the strategy to select the portfolio was applied at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities.

PRINCIPAL RISKS
-------------------------------------------------------------------------------

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     * STOCK PRICES WILL FLUCTUATE. The value of your investment may fall over time.

     * AN ISSUER OF SECURITIES IN THE TRUST'S PORTFOLIO MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

     * THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

     * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same stocks even if their market value declines.


-------------------------
<F2>*  "TSC," "we" and related terms mean TSC Distributors, LLC, the trust sponsor, unless the context clearly suggests otherwise.

WHO SHOULD INVEST
-------------------------------------------------------------------------------

  You should consider this investment if you want:

     * to own a defined portfolio of common stocks, selected based on a defined criteria.

     * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

     *  the potential to receive above average total return.

  You should not consider this investment if you:

     * are uncomfortable with the risks of an unmanaged investment in the common stocks held by the trust.

     *  are uncomfortable with the trust's strategy.

     *  seek capital preservation.

ESSENTIAL INFORMATION
-------------------------------------------------------------------------------

               UNIT PRICE AT INCEPTION                   $10.0000

               INCEPTION DATE                  ____________, 2014
               TERMINATION DATE                ____________, 2015

               ESTIMATED NET ANNUAL
               DISTRIBUTIONS*                   $_______ per unit

               DISTRIBUTION DATES          25th day of each month
               RECORD DATES                10th day of each month

               CUSIP NUMBERS
               Standard Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________
               Fee Based Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________

               TICKER SYMBOL                               ______

               MINIMUM INVESTMENT                $1,000/100 units

-------------------------------------------------------------------------------

               * As of ____________, 2014 and may vary thereafter.

FEES AND EXPENSES
-------------------------------------------------------------------------------

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                              AS A % OF        AMOUNT PER
        SALES FEE                          $1,000 INVESTED     100 UNITS
        -----------------------------------------------------------------
        Initial sales fee*                      1.00%           $10.00
        Deferred sales fee*                     1.45             14.50
        Creation & development fee*             0.50              5.00
                                              --------         --------
        Maximum sales fee                       2.95%           $29.50
                                              ========         ========

        ORGANIZATION COSTS                      0.60%            $6.00
                                              ========         ========

        ANNUAL                                  AS A %         AMOUNT PER
        OPERATING EXPENSES                  OF NET ASSETS      100 UNITS
        -----------------------------------------------------------------

        Trustee fee & expenses                 _.___%            $____
        Portfolio Supervisory,
        and administration fees                _.___              ____
                                              --------         --------
        Total                                  _.___%            $____
                                              ========         ========

  * The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on ____________, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately 3 months). The sponsor receives the creation and development fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions.

                                     EXAMPLE
                                     -------

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

                            1 year            $_____
                            3 years           $_____
                            5 years           $_____
                            10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust every 15 months subject to a reduced rollover sales fee of 1.95%.

-----------------------------------------------------------------------------------------------------------------------------
TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
(TSC UITS 8)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2014
-----------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                     PERCENTAGE OF       MARKET          COST OF
   OF        TICKER                                                            AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                            OFFERING PRICE     SHARE(1)         TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS--100.00%












































(Continued)



                                     - 13 -

-----------------------------------------------------------------------------------------------------------------------------
TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
(TSC UITS 8)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2014
-----------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                     PERCENTAGE OF       MARKET          COST OF
   OF        TICKER                                                            AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                            OFFERING PRICE     SHARE(1)         TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------























                                                                              ---------                       ----------
                                                                               100.00%                         $_______
                                                                              =========                       ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The securities are listed by Thomson Reuters Business Classification economic sector.

(2) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and ($__________), respectively.

(3)  This is a non-income producing security.

(4) This is a security of a foreign company that trades on a U.S. securities exchange. Common stocks comprise 100.00% of the investments of the trust broken down by country of organization as set forth below:







--------------------------------------------------------------------------------
                   TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------

  The trust seeks to provide dividend income and capital appreciation.

PRINCIPAL INVESTMENT STRATEGY
-------------------------------------------------------------------------------

  The trust seeks to achieve its objective by investing in a portfolio of common stocks of established companies that have high dividend yields selected by the trust's portfolio consultant, Zacks Investment Management, Inc. ("Zacks"). The selection date for the strategy was ____________, 2014. Zacks selected the stocks:

     * by starting with the 30 stocks in the Dow Jones Industrial Average(SM) ("DJIA(SM)");

     *  ranking those stocks by dividend yield; and

     * selecting the 10 stocks with the highest dividend yield for inclusion in the portfolio.

  The stocks of the 10 companies are held in approximately equal dollar amounts as of the trust's inception. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  Under normal circumstances the trust will invest at least 80% of its assets in stocks of companies selected at the trust's inception using the strategy described above that identifies 10 stocks included in the Dow Jones Industrial Average(SM) (including any securities received in connection with holding such securities as a result of a merger, stock dividend or other corporate action).

  While the trust has a term of approximately 15 months, it is designed as part of a long-term investment strategy to be followed on an annual basis. As part of the strategy, we<F3>* currently intend to offer a subsequent series of the trust for a rollover investment when the current trust terminates for a discounted sales fee. For more information see "Reducing Your Sales Fee--Rollover/Exchange Option" and "Rollover Option". There will be costs associated with a rollover investment. For more information see "Fees and Expenses--Example". This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years. Investors who do not invest in subsequent series of the trust may not achieve results consistent with the overall design of the strategy and may achieve less consistent results.

  Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities.


-------------------------
<F3>*  "TSC," "we" and related terms mean TSC Distributors, LLC, the trust sponsor, unless the context clearly suggests otherwise.

PRINCIPAL RISKS
-------------------------------------------------------------------------------

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     * STOCK PRICES WILL FLUCTUATE. The value of your investment may fall over time.

     * AN ISSUER OF SECURITIES IN THE TRUST'S PORTFOLIO MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

     * THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

     * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same stocks even if their market value declines.

WHO SHOULD INVEST
-------------------------------------------------------------------------------

  You should consider this investment if you want:

     * to own a defined portfolio of common stocks, selected based on a dividend-oriented criteria.

     * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

     *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

     * are uncomfortable with the risks of an unmanaged investment in the common stocks held by the trust.

     *  are uncomfortable with the trust's strategy.

     *  seek capital preservation.

ESSENTIAL INFORMATION
-------------------------------------------------------------------------------

               UNIT PRICE AT INCEPTION                   $10.0000

               INCEPTION DATE                  ____________, 2014
               TERMINATION DATE                ____________, 2015

               ESTIMATED NET ANNUAL
               DISTRIBUTIONS                    $_______ per unit

               DISTRIBUTION DATES          25th day of each month
               RECORD DATES                10th day of each month

               CUSIP NUMBERS
               Standard Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________
               Fee Based Accounts
                 Cash distributions                     _________
                 Reinvest distributions                 _________

               TICKER SYMBOL                               ______

               MINIMUM INVESTMENT                $1,000/100 units

-------------------------------------------------------------------------------

               * As of ____________, 2014 and may vary thereafter.

FEES AND EXPENSES
-------------------------------------------------------------------------------

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                              AS A % OF        AMOUNT PER
        SALES FEE                          $1,000 INVESTED     100 UNITS
        -----------------------------------------------------------------
        Initial sales fee*                      1.00%           $10.00
        Deferred sales fee*                     1.45             14.50
        Creation & development fee*             0.50              5.00
                                              --------         --------
        Maximum sales fee                       2.95%           $29.50
                                              ========         ========

        ORGANIZATION COSTS                      0.60%            $6.00
                                              ========         ========

        ANNUAL                                  AS A %         AMOUNT PER
        OPERATING EXPENSES                  OF NET ASSETS      100 UNITS
        -----------------------------------------------------------------

        Trustee fee & expenses                 _.___%            $____
        Portfolio Supervisory,
        and administration fees                _.___              ____
                                              --------         --------
        Total                                  _.___%            $____
                                              ========         ========

  * The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on ____________, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately 3 months). The sponsor receives the creation and development fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

                            1 year            $_____
                            3 years           $_____
                            5 years           $_____
                            10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust every 15 months subject to a reduced rollover sales fee of 1.95%.

-----------------------------------------------------------------------------------------------------------------------------
TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014
(TSC UITS 8)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2014
-----------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                     PERCENTAGE OF       MARKET          COST OF
   OF        TICKER                                                            AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                            OFFERING PRICE     SHARE(1)         TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS--100.00%

























                                                                              ---------                       ----------
                                                                               100.00%                         $_______
                                                                              =========                       ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The securities are listed by Global Industry Classification Standard industry sector.

(2) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and ($__________), respectively.

--------------------------------------------------------------------------------
                                    THE TRUST
--------------------------------------------------------------------------------

HOW TO BUY UNITS
-------------------------------------------------------------------------------

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.TSCUIT.COM. The public offering price of units includes:

     *  the net asset value per unit plus

     *  organization costs plus

     *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in a trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders. Units of each trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trusts.

  VALUE OF THE SECURITIES. The evaluator, Radiance Asset Management, LLC, our affiliate, determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The evaluator generally determines the value of securities using the last sale price for securities traded on a national securities exchange. In some cases the evaluator will price a security based on its fair value after considering appropriate factors relevant to the value of the security. The evaluator will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  The evaluator determined the initial prices of the securities shown under "Portfolio" for the applicable trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units the unit price will be computed as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, a one-time license fee to Sabrient with respect to the TSC Sabrient Earnings Advantage Portfolio, the portfolio consultant security selection fee for the TSC Zacks Dividend Leaders Portfolio and TSC Dow(R) Strategic 10 Portfolio and the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on a trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses". If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales fee percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee, your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed your sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by your trust. The "Fees and Expenses" table shows the sales fee calculation at a $10 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10. If the public offering price per unit fell to $5, the maximum sales fee would be $0.1475 (2.95% of the public offering price per unit), which consists of an initial sales fee of -$0.0475, a deferred sales fee of $0.145 and a creation and development fee of $0.05. If the public offering price per unit rose to $15, the maximum sales fee would be $0.4425 (2.95% of the public offering price per unit), consisting of an initial sales fee of $0.2475, a deferred sales fee of $0.145 and the creation and development fee of $0.05. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

  REDUCING YOUR SALES FEE.   We offer a variety of ways for you to reduce the
fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

                    TRANSACTION AMOUNT         SALES FEE
                  ----------------------------------------

                    Less than $50,000            2.95%
                    $50,000-$99,999              2.70
                    $100,000 - $249,999          2.45
                    $250,000 - $499,999          2.20
                    $500,000 - $999,999          1.95
                    $1,000,000 or more           1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

     * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

     *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of a trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of such trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

                    Initial sales fee                 0.00%
                    Deferred sales fee                0.00%
                                                     -------
                      Transactional sales fee         0.00%
                                                     =======
                    Creation and development fee      0.50%
                                                     -------
                      Total sales fee                 0.50%
                                                     =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trusts offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trust (regardless of sponsor).
The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of any trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of a trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS
-------------------------------------------------------------------------------

  You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of your trust. Unit prices are available daily on the internet at WWW.TSCUIT.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION.   You may be able to exchange your units for units of our
unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. The trust strategies are long-term investment strategies designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategies. As part of the strategies, we currently intend to offer a subsequent series of the trusts for a rollover when your current trust terminates however it is possible that a future run of a trust strategy may produce results which could make the offering of a subsequent series of a trust impossible at trust termination. You must therefore be aware that a future series of a trust may not available for a rollover investment. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trusts' procedures. We may, in our sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS
-------------------------------------------------------------------------------

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income (for the TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio, such amounts are pro-rated on an annual basis) along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. With respect to the TSC Dow(R) Strategic 10 Portfolio, the total cash held for distribution must equal at least 0.1% of the trust's net asset value as determined under the trust agreement for the trust to make a distribution. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because they are structured as a "regulated investment companies" for federal tax purposes.

  The issuers in the trusts' portfolios make dividend payments at various times throughout the year. When your trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts.

  The amount of your distributions may vary from time to time as companies change their dividends or trust expenses change. When these trusts receive dividends from a portfolio security, the trustee credits the dividends to such trust's accounts. For the TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio, in an effort to make relatively regular income distributions, your trust's monthly income distribution is equal to one twelfth of the estimated net annual dividends to be received by the trust after deduction of trust operating expenses. Because such trusts do not receive dividends from the portfolio securities at a constant rate throughout the year, your trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, with respect to the TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by such trust on the ensuing record date. With respect to the TSC Dow(R) Strategic 10 Portfolio, the trust's income distributions to unitholders will fluctuate from month to month.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the income the trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends received by the trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS
-------------------------------------------------------------------------------

  ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  SMALL AND MID-SIZE COMPANIES. The trusts may invest significantly in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

  FOREIGN ISSUER RISK. Trusts that invest in stocks of foreign companies involve additional risks that differ from an investment exclusively in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. Foreign securities may also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks.

  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular industry because the portfolio concentrates in securities issued by companies within that industry. A portfolio "concentrates" in an industry when securities in a particular industry make up 25% or more of the portfolio.

  TAX AND LEGISLATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

  NO FDIC GUARANTEE. An investment in a trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

TRUST ADMINISTRATION
-------------------------------------------------------------------------------

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trusts under a trust agreement between TSC Distributors, LLC (as depositor/sponsor), The Bank of New York Mellon (as trustee) and Radiance Asset Management, LLC (as evaluator and supervisor). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trusts' inception date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

     *  to pay expenses,

     *  to issue additional units or redeem units,

     *  in limited circumstances to protect the trust,

     * to make required distributions or avoid imposition of taxes on the trust, or

     *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  With respect to the TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio, if any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. With respect to such trusts, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trusts. In such a case with respect to these trusts, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" for each trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is TSC Distributors, LLC. TSC is registered under the Securities Exchange Act of 1934 as a broker-dealer. TSC is organized as a limited liability company under the laws of the State of Delaware. TSC is a member of the Financial Industry Regulatory Authority, Inc. The principal office of TSC is 10 High Street, Suite 701, Boston, Massachusetts 02110. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  THE EVALUATOR. Radiance Asset Management, LLC, an affiliate of the sponsor, is evaluator for the trust. The trustee, sponsor and unitholders may rely on the accuracy of any evaluation prepared by the evaluator. The evaluator will make determinations in good faith based upon the best available information, but will not be liable to the trustee, sponsor or unitholders for errors in judgment.

  ZACKS INVESTMENT MANAGEMENT, INC. Zacks, the portfolio consultant for the TSC Zacks Dividend Leaders Portfolio and the TSC Dow(R) Strategic 10 Portfolio, is an SEC registered investment adviser located at One South Wacker Drive, Suite 2700, Chicago, IL 60606 and is a wholly owned subsidiary of parent company Zacks Investment Research, Inc. Zacks specializes in managing equity and fixed income portfolios for retail and institutional investors using a combination of independent research and proprietary quantitative models.

  Zacks is not an affiliate of the sponsor. Zacks selected a list of stocks to be included in these trusts' portfolios based on the criteria described in this prospectus. Zacks makes no representations that the trusts' portfolios will achieve their investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the stocks for the trust.

  Zacks may use the list of stocks in its independent capacity as an investment adviser and distribute this information to various individuals and entities. Zacks may recommend to other clients or otherwise effect transactions in the stocks held by the trust. This may have an adverse effect on the prices of the stocks. This also may have an impact on the price the trust pays for the stocks and the price received upon unit redemptions or liquidation of the stocks.

  Zacks also issues reports and makes recommendations on securities, which may include the stocks in the trust. Neither Zacks nor the sponsor manages the trust. Opinions expressed by Zacks are not necessarily those of the sponsor, and may not actually come to pass. Zacks is being compensated for its portfolio consulting services, including selection of the trust portfolio.

  SABRIENT SYSTEMS, LLC. Sabrient is an independent equity research firm that builds investment strategies by using a fundamentals-based, quantitative approach. The strategies are used to create rankings and ratings on more than 7,000 stocks, indices, sectors, and ETFs. Their models are designed to identify those companies that are anticipated to outperform or underperform the market. Sabrient is headquartered in Santa Barbara, California.

  DOW JONES INDUSTRIAL AVERAGE. S&P is a registered trademark of Standard & Poor's Financial Services LLC ("S&P") and Dow Jones(R), DJIA(R), The Dow(R) and Dow Jones Industrial Average are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"). The trademarks have been licensed to S&P Dow Jones Indices LLC and its affiliates and have been sublicensed for use for certain purposes by the TSC Dow(R) Strategic 10 Portfolio. The Dow Jones Industrial Average is a product of S&P Dow Jones Indices LLC and/or its affiliates, and has been licensed for use by the TSC Dow(R) Strategic 10 Portfolio. The TSC Dow(R) Strategic 10 Portfolio is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the TSC Dow(R) Strategic 10 Portfolio or any member of the public regarding the advisability of investing in securities generally or in the TSC Dow(R) Strategic 10 Portfolio particularly or the ability of the Dow Jones Industrial Average to track general market performance. S&P Dow Jones Indices' only relationship to the TSC Dow(R) Strategic 10 Portfolio with respect to the Dow Jones Industrial Average is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Dow Jones Industrial Average is determined, composed and calculated by S&P Dow Jones Indices without regard to sponsor or the TSC Dow(R) Strategic 10 Portfolio. S&P Dow Jones Indices have no obligation to take the needs of the TSC Dow(R) Strategic 10 Portfolio or the unitholders of the TSC Dow(R) Strategic 10 Portfolio into consideration in determining, composing or calculating the Dow Jones Industrial Average. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of TSC Dow(R) Strategic 10 Portfolio units or the timing of the issuance or sale of TSC Dow(R) Strategic 10 Portfolio units or in the determination or calculation of the value of TSC Dow(R) Strategic 10 Portfolio units. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of TSC Dow(R) Strategic 10 Portfolio units. There is no assurance that investment products based on the Dow Jones Industrial Average will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and its affiliates may independently issue and/or sponsor financial products unrelated to trust units, but which may be similar to and competitive with TSC Dow(R) Strategic 10 Portfolio units. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average. It is possible that this trading activity will affect the value of the Dow Jones Industrial Average and the TSC Dow(R) Strategic 10 Portfolio.

  S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY TSC DOW(R) STRATEGIC 10 PORTFOLIO, OWNERS OF THE TSC DOW(R) STRATEGIC 10 PORTFOLIO UNITS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND TSC DOW(R) STRATEGIC 10 PORTFOLIO, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

DISTRIBUTION OF UNITS
-------------------------------------------------------------------------------

  We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

                                              CONCESSION OR
                 TRANSACTION AMOUNT         AGENCY COMMISSION
               ------------------------------------------------

                 Less than $50,000                 2.25%
                 $50,000 - $99,999                 2.00
                 $100,000 - $249,999               1.75
                 $250,000 - $499,999               1.50
                 $500,000 - $999,999               1.25
                 $1,000,000 or more                0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of a trust, the distribution fee is 1.30% of the public offering price per unit. No distribution fee is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of all TSC UITS are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus. The additional concession is based on total initial offering period sales of all TSC UITS during a calendar quarter as set forth in the following table:

        INITIAL OFFERING PERIOD SALES VOLUME
        DURING CALENDAR QUARTER                       VOLUME CONCESSION
      -------------------------------------------------------------------

        Less than $25,000,000                                0.000%
        $25,000,000 but less than $50,000,000                0.025
        $50,000,000 but less than $100,000,000               0.050
        $100,000,000 but less than $250,000,000              0.100
        $250,000,000 but less than $500,000,000              0.110
        $500,000,000 but less than $1,000,000,000            0.120
        $1,000,000,000 but less than $1,500,000,000          0.130
        $1,500,000,000 or more                               0.140

  This volume concession will be paid on units of all eligible TSC UITS sold in the initial offering period. For a trust to be eligible for this additional compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $25,000,000 in units during a calendar quarter. For example, if a firm sells $15,000,000 in units in the initial offering period during a calendar quarter, the firm will not receive any additional compensation. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales during the applicable quarter. For example, if a firm sells $40,000,000 of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.025% of $40,000,000 and if a firm sells $130,000,000 of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $130,000,000. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of these trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" for each trust.

TAXES:  TSC ZACKS DIVIDEND LEADERS PORTFOLIO AND
TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO
-------------------------------------------------------------------------------

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the TSC Zacks Dividend Leaders Portfolio and TSC Sabrient Earnings Advantage Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Each trust intends to qualify as a "regulated investment company" under the federal tax laws. If a trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from your trust may also be subject to a new 3.8 percent "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by your trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, your trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of shares after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and
(ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

TAXES:  TSC DOW(R) STRATEGIC 10 PORTFOLIO
-------------------------------------------------------------------------------

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the TSC Dow(R) Strategic 10 Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. The trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. If the trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8 percent "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

  DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to
(i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

  If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation ("CFC"). If you own 10 percent or more of a CFC (through the trust and in combination with your other investments), or possibly if the trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the trust or to you.

  A foreign corporation will generally be treated as a PFIC if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If the trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPENSES
-------------------------------------------------------------------------------

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" table for each trust shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Radiance Asset Management, LLC, an affiliate of ours, acts as both portfolio supervisor and evaluator to each trust, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the trusts. In providing portfolio supervisory services, the portfolio supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the trusts. As depositor/sponsor, we will receive brokerage fees when the trusts use us (or an affiliate of ours) as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. The trusts will pay for such services at standard commission rates.

  The fees payable to us and Radiance Asset Management, LLC and the trustee are based on the largest aggregate number of units of the trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without unitholders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions.
The TSC Dow(R) Strategic 10 Portfolio will pay a license fee for the use of certain service marks, trademarks and/or trade names of Dow Jones. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

EXPERTS
-------------------------------------------------------------------------------

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
TSC UITS 8

  We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 6 to 8, 13 to 14 and 19 of this prospectus, of TSC UITS 8, as of ____________, 2014, the initial date of deposit. The statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on such statements of financial condition based on our audits.

  We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of ____________, 2014. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of TSC UITS 8 as of ____________, 2014, in conformity with accounting principles generally accepted in the United States of America.


GRANT THORNTON LLP

Philadelphia, Pennsylvania
____________, 2014

--------------------------------------------------------------------------------------------------------------------
TSC UITS 8

STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2014
--------------------------------------------------------------------------------------------------------------------

                                                           TSC ZACKS            TSC SABRIENT          TSC DOW(R)
                                                        DIVIDEND LEADERS     EARNINGS ADVANTAGE      STRATEGIC 10
                                                           PORTFOLIO             PORTFOLIO            PORTFOLIO
--------------------------------------------------------------------------------------------------------------------

INVESTMENT IN SECURITIES
Contracts to purchase underlying securities (1)(2)      $                     $                     $
                                                      --------------------------------------------------------------
  Total
                                                      ==============================================================

LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Organization costs (3)                                $                     $                     $
  Deferred sales fee (4)
  Creation and development fee (4)
                                                      --------------------------------------------------------------

                                                      --------------------------------------------------------------

Interest of investors:
  Cost to investors (5)
  Less: initial sales fee (4)(5)
  Less: deferred sales fee, creation and development
        fee and organization costs (3)(4)(5)
                                                      --------------------------------------------------------------

     Net interest of investors
                                                      --------------------------------------------------------------

     Total                                              $                     $                     $
                                                      ==============================================================

Number of units
                                                      ==============================================================

Net asset value per unit                                $                     $                     $
                                                      ==============================================================


(1) Aggregated cost of the securities is based on the opening sale price evaluations on the business day before the date of this prospectus as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trusts represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $______ per unit for the trusts. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trusts' inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trusts.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

                                TABLE OF CONTENTS
           ---------------------------------------------------------

           TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014           2
           Investment Objective                                    2
           Principal Investment Strategy                           2
           Principal Risks                                         3
           Who Should Invest                                       4
           Essential Information                                   4
           Fees and Expenses                                       5
           Portfolio                                               6

           TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014      9
           Investment Objective                                    9
           Principal Investment Strategy                           9
           Principal Risks                                        10
           Who Should Invest                                      11
           Essential Information                                  11
           Fees and Expenses                                      12
           Portfolio                                              13

           TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014             15
           Investment Objective                                   15
           Principal Investment Strategy                          15
           Principal Risks                                        16
           Who Should Invest                                      17
           Essential Information                                  17
           Fees and Expenses                                      18
           Portfolio                                              19

           THE TRUST                                              20
           How to Buy Units                                       20
           How to Sell Your Units                                 24
           Distributions                                          26
           Investment Risks                                       27
           Trust Administration                                   28
           Distribution of Units                                  33
           Taxes:  TSC Zacks Dividend Leaders Portfolio and
                   TSC Sabrient Earnings Advantage Portfolio      35
           Taxes:  TSC Dow(R) Strategic 10 Portfolio              37
           Expenses                                               40
           Experts                                                41
           Additional Information                                 42
           Report of Independent Registered Public
                Accounting Firm                                   43
           Statements of Financial Condition                      44

           ---------------------------------------------------------

TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
--------------------------------------------------

TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
--------------------------------------------------

TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014
--------------------------------------------------

(UNIT INVESTMENT TRUSTS INCLUDED IN TSC UITS 8)







                                   PROSPECTUS

                               ____________, 2014







                                                       VISIT US ON THE INTERNET
                                                          http://www.tscuit.com

                                                                      BY E-MAIL
                                                       uitinfo@tscapitalllc.com

                                                     CALL TSC DISTRIBUTORS, LLC
                                                                 (888) 301-3838

                                               CALL THE BANK OF NEW YORK MELLON
                                                                 (800) 428-8890

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-MAIL:  publicinfo@sec.gov
WRITE:   Public Reference Section
         Washington, D.C.  20549
VISIT:   http://www.sec.gov
         (EDGAR Database)
CALL:    (202) 551-8090 (only for
         information on the operation of
         the Public Reference Section)                         [LOGO]

TSC UITS 8                                                       TSC
Securities Act file number:  333-__________
Investment Company Act file number: 811-22719          UNIT INVESTMENT TRUSTS





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                                   TSC UITS 8

                  TSC ZACKS DIVIDEND LEADERS PORTFOLIO, 4Q 2014
               TSC SABRIENT EARNINGS ADVANTAGE PORTFOLIO, 4Q 2014
                   TSC DOW(R) STRATEGIC 10 PORTFOLIO, 4Q 2014

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the TSC UITS series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting TSC Distributors, LLC, 701 Boston, Massachusetts 02110 or by calling (888) 301-3838. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                        2
          Investment Objective and Policies                          3
          Risk Factors                                               5
          Trust Administration                                       6
          Portfolio Transactions and Brokerage Allocation           16
          Purchase, Redemption and Pricing of Units                 16
          Taxation:  TSC Zacks Dividend Leaders Portfolio and TSC
          Sabrient Earnings Advantage Portfolio                     21
          Performance Information                                   23

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name TSC UITS and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among TSC Distributors, LLC (as sponsor), Radiance Asset Management, LLC (as evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in your trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially


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deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The objective of each trust is described in the prospectus in the individual trust sections. Each trust invests in a diversified portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that a trust will achieve its objectives.

     Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to your trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders.

     With respect to the TSC Zacks Dividend Leaders Portfolio and the
TSC Sabrient Earnings Advantage Portfolio, if your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if a trust has elected to be taxed as a regulated investment company.

     With respect to the TSC Dow(R) Strategic 10 Portfolio, pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, trustee shall generally


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reject the offer. However, in the event such securities or property are nonetheless acquired by such trust, they may be accepted for deposit in the trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for your trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of a trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders


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should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trusts' inception in respect of any security that might reasonably be expected to have a material adverse effect on a trust. At any time after your trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on your trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because your trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in a trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of your trust will be positive over any period of time. Because your trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     SMALL-CAP AND MID-CAP COMPANIES. Small and mid-size company stocks have customarily involved more investment risk than large company stocks. Small and mid-size companies may have limited product lines, markets or financial resources; may lack management


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
depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small and mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small and mid-size companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     FOREIGN ISSUERS. Because a trust may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

TRUST ADMINISTRATION

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital


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
Account for a trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     With respect to the TSC Zacks Dividend Leaders Portfolio and the
TSC Sabrient Earnings Advantage Portfolio, your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders of such trusts will receive an amount substantially equal to their pro rata share of the estimated net annual income distributions to be received by the trust. In addition, excess amounts from the Capital Account of such trusts trust, if any, will be distributed at least annually to the unitholders then of record. The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the estimated annual income distributions to be received by such trusts after deducting estimated expenses.

     With respect to the TSC Dow(R) Strategic 10 Portfolio, unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the trust. In addition, excess amounts from the Capital Account of that trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders then of record on the preceding record date. The trustee is not required to make a distribution from the Income Account or the Capital Account of that such trust unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The distribution to the unitholders as of each record date for such trust will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholder's pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses.

     Because dividends are not received by a trust at a constant rate throughout the year, distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the


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
expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;


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
          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for a trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the


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sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of a trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of a trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is TSC Distributors, LLC. TSC is registered under the Securities Exchange Act of 1934 as a broker-dealer. TSC is organized as a limited liability company under the laws of the State of Delaware. TSC is a member of the Financial Industry Regulatory Authority, Inc. The principal office of TSC is 10 High Street, Suite 701, Boston, Massachusetts 02110.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Radiance Asset Management, LLC, an affiliate of the sponsor is evaluator for the trust. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     TRUST EXPENSES. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in your trust.

     The sponsor may receive a fee from your trust for creating and developing your trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, Radiance Asset Management, LLC shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, Radiance Asset Management, LLC's fee for providing bookkeeping and administrative services to your trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by your trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, a trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of a trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with your trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of a trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in a trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of a trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. A trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXATION:  TSC ZACKS DIVIDEND LEADERS PORTFOLIO AND TSC SABRIENT EARNINGS
           ADVANTAGE PORTFOLIO

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion with respect to the TSC Zacks Dividend Leaders Portfolio and the TSC Sabrient Earnings Advantage Portfolio and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of a trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of a trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which a trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

     If your trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, your trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust's taxable income whether or not such income is distributed.

     If a trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. A trust will not be able to pass through to its unitholders any credit or deduction for such taxes. A trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, a trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs are not treated as qualified dividend income.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

  The facing sheet
  The prospectus
  The signatures
  The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

1.2 Certificate of Formation of TSC Distributors, LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on November 21, 2012.

1.3 Limited Liability Company Operating Agreement for TSC Distributors, LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on
       November 21, 2012.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to the New York and Federal income tax status of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Principals and Executive Officers of TSC Distributors, LLC. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.

7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, TSC UITS 8, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on August 4, 2014.

                                TSC UITS 8

                                By TSC Distributors, LLC, Depositor


                                By     /s/ TINA K. SINGH
                                  -----------------------------
                                         Tina K. Singh
                                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 4, 2014 by the following persons in the capacities indicated.

  Signature                                    Title

Tina K. Singh                       Chief Executive Officer of    )
                                    TSC Distributors, LLC         )

Jerome A. Vainisi                   General Principal of          )
                                    TSC Distributors, LLC         )

Richard J. Finelli                  Executive Officer of          )
                                    TSC Distributors, LLC         )

Cornelius J. (Neil) Sullivan        Managing Director of          )
                                    TSC Distributors, LLC         )

                                        By     /s/ TINA K. SINGH
                                          -----------------------------
                                                 Tina K. Singh
                                               Attorney-in-Fact*

     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.